OFFERING MEMORANDUM: PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

February 6, 2017

100 N Hill Dr #23, Brisbane, CA 94005

(415) 805-2453

mondaymotorbikes.com

MONDAY MOTORBIKES

Up to $1 million principal amount of Shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Monday Motorbikes designs, produces, and sells electric motorbikes for urban transportation.

Further information about the company and its business appears on the company's profile page on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.

THE TEAM

Officers and directors

Our directors are Josh Rasmussen and Nathan Jauvtis. Our Chief Operations Officer is Sarah Rizk.

Name: Josh Rasmussen
Dates of Board Service: 9/15/2016 to present
Principal Occupation: Co-Founder & Chief Executive Officer (full-time)
Employer: Jauvtis Engineering DBA "Monday Motorbikes"
Other jobs held in the last 3 years: January, 2012 - November 2015: Zipkick, Co-Founder & COO, Director of Sales / April 2012 - January 2015: RenewData Corporation (Acquired by LDiscovery Companies)

Name: Nathan Jauvtis
Dates of Board Service: 2/14/13 to present
Principal Occupation: Chief Technical Officer (full-time)
Employer: Jauvtis Engineering DBA "Monday Motorbikes"
Other jobs held in the last 3 years: Feb 2012-July 2014: Freelance Consultant

Name: Sarah Rizk
Service: 10/17/16 to present
Principal Occupation: Chief Operations Officer (full-time)
Employer: Jauvtis Engineering DBA "Monday Motorbikes"

Other jobs held in the last 3 years:

June 2015-Oct 2016: Freelance Consultant

December 2014-June 2015: CEO and Co-Founder, Vorpal

Sept 2013-June 2015: Student, Stanford Graduate School of Business

Name: Zachary Levenberg
Service: 6/2016 to present
Principal Occupation: Electronic Design Engineer (full-time)
Employer: Tesla
Other jobs held in the last 3 years:

June 2013-August 2016: Engineer

June 2015-October 2015: Robotics Engineer

Josh Rasmussen, CEO
Co-founder Josh Rasmussen moved to San Francisco in 2008 and has been riding motorcycles ever since. His passion for technology and hardware combines with experience in managing sales teams for legal technology firms and auto dealer leaders, Dodge and Chevrolet. Josh has strategically deployed teams to scale sales operations across major territories in the US. His expertise completes the foundation of Monday Motorbikes' core team, bringing together business development, production, and innovation.

Dr. Nathan Jauvtis, CTO
Founder Nathan Jauvtis has a PhD in Mechanical Engineering from Cornell University and has always had a passion for reducing our environmental impact, including founding non-profit A-Day-Without-Driving, a grassroots movement dedicated to educating the world about how we can decrease our carbon footprint. His passion for the environment has been one of the driving forces to create Monday Motorbikes. As part of the core team at Zero Motorcycles, his contributions led to the production scale of their flagship X-model.

Sarah Rizk, COO
Sarah Rizk has an MBA and an MS from Stanford University and has spent her career in climate change, clean energy, and entrepreneurship. Sarah has founded early stage startups, consulted on business strategy and organizational growth, and published papers on climate change and innovation. Previously, Sarah worked at the US Environmental Protection Agency focusing on climate change and energy.

Zachary Levenberg, Director
Zach is a robotics engineer from San Francisco. He has a strong mechanical aptitude and a passion for motorcycles and everything with at least one wheel. He was one of the first engineers at Lit Motors, developing a working prototype cargo scooter. His extensive moped experience stems from his world-record-breaking ride from San Francisco to Tierra del Fuego (the southernmost tip of South America) on his 1978 Puch Maxi moped at age 18. After receiving his AS in Engineering and four months working at Crave Innovations, Zach has returned to his love of bikes as a Board Member of Monday Motorbikes.

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company;

- **We have a limited operating history.** We have a limited operating history, with few products delivered to date. If you are investing in this company, it's because you think this is a good idea, that Monday Motorbikes can execute it better than the competition, that the company can price it right and sell it to enough people that the company will succeed. We are an operational company, but in terms of long term success, it's impossible to know what will happen.

- **The company is going to need more money.** The company might not sell enough Non-Voting Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's a better option than the competition and Monday Motorbikes has priced the services at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is pure speculation.** No-one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Terms of subsequent rounds of capital-raising could impact your investment.** The company will need to raise further capital to succeed, and the terms of subsequent rounds could impact your investment. Future rounds will also affect ownership structure and could dilute your percentage share of the company.

- **You are also taking a risk on the vehicle industry overall.** By investing in the company, you are also investing in the vehicle industry overall. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the company, and you are taking on that risk. With a global supply chain, events across the world can affect supply chain reliability.

- **You are trusting in management discretion.** You are buying non-voting common shares, and therefore must trust the management of the company to make good business decisions that grow your investment.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **The Non-Voting Common Stock is subject to a buyback provision.** The subscription agreement that you will sign in order to buy the shares includes a buyback provision that will let the company buy the shares back from you, and which will also apply to anyone that buys the shares from you. The company can buy back the shares from you at a price of 120% of the price you paid for them, or if the company is making an offering of preferred stock at the time it exercise the buyback, at the price of those preferred shares.

- **This isn't like other bikes.** And as a result, our product may be subject to emergent regulations. For example, our product doesn't fit the definition of "low-speed electric bicycles", which are covered by the Consumer Product Safety Act because our motorbikes are too fast. Also, federal, state, and local lawmakers are still deciding how to classify, and therefore regulate, our product. This may result in registration and licensing requirements, restrictions, or bans of our product. In many states, our product would be classified in the same manner as a motorcycle or moped, have equipment and use requirements, or have confusing licensing and registration requirements. New and existing laws may impact our ability to sell our product.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Here's a table showing who owns the company's equity as of December 30, 2016:

Stockholder Name	Percentage
Nathan Jauvtis, CTO & Founder	69.56
Josh Rasmussen, CEO & Co-founder	11.5
Zachary Levenberg, Board Member	3
Employees	9.07

Advisors	1.94
Unallocated Employee Pool	4.93
Total Cap	100

The Company's securities

The company currently has two classes of shares: Common Stock and Non-Voting Common Stock.

Non-Voting Common Stock

We are offering Non-Voting Common Stock in this offering.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Non-Voting Common Stock are not entitled to a vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Each share has one vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Simple Agreement for Future Equity (SAFE)

We have issued SAFE securities with the following terms (duplicated from Section 1 of the SAFE itself):

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the

Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

What it means to be a minority holder

As an investor in Non-Voting Common Stock of the company, you will not have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

Further dilution may result from the issuance of additional equity pursuant to the terms of the SAFEs, discussed above.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

The following discussion includes information based on our unaudited operating data for 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company's net revenues for the year ended December 31, 2015 were $3,451, an increase from zero revenues in 2014. Net revenues consist of all sales, less discounts and returns. The company's revenues for that period were derived from consulting work.

Because the company was not selling product, there were no costs of goods sold in either 2014 or 2015. Gross profit (revenues less the cost of producing those revenues) in 2015 was $3,451, an increase from zero gross profit in 2014.

The company's operating expenses consist of rent, legal and professional services, insurance, vehicle expenses, and other general and administrative costs. Operating expenses in 2015 amounted to $57,581, a 17% decrease from $69,304 in 2014. The primary components of this decrease were due to:

- A 52% decrease in legal and professional costs to $6,040;
- An 100% decrease in patent costs from $13,274 to $0 for the filing of two patents in 2014; and
- A 91% decrease in travel to $640

As a result of the foregoing factors, the company's net loss from operations was $54,130 in 2015, a 22% decrease from losses of $69,304 in 2014.

Since the end of the period covered by the financial statements, our revenues have increased because we started to ship product in January 2016. Our cost of goods sold will also increase. We also continued to collect customer deposits on new product orders. In 2016, we expect our operating expenses to be larger than in 2015 because the company hired new employees and had increased expenses for payroll, facilities and office expenses, and other general and administrative expenses.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales and customer deposits, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $130,898 as of December 31, 2015.

The company was initially capitalized by equity investments from its shareholders in the amount of $202,653. In 2015, the company also collected $240,987 in customer deposits. The company had cash on hand in the amount of $211,048 and total assets of $322,210 at December 31, 2015.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

Indebtedness

Monday Motorbikes has no debt.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

- The company has raised money through a SAFE round which granted investors the right to acquire certain shares of the company's capital stock in the future. We raised $365,000 at a $15 million valuation cap and a 20% discount, $30,000 at a $16.5 million valuation cap and a 20% discount, and $50,000 at a $18.5 million valuation cap and a 20% discount. The offering of SAFEs was made in reliance on Section 4(a)(2) of the Securities Act. This offering was made between April 2016 and January 2017. We used the proceeds from these offerings for Sales and General Administration, Research and Development, and Working Capital.
- We have issued 970,000 shares of the company to employees on a 4 year vesting schedule under a restricted stock purchase agreement. This issuance took place between July 2016 and January 2017 in reliance on Section 4(a)(2) of the Securities Act and the proceeds were used in the company's initial operations.

Valuation

We are selling 5% of our company at a price of $1,000,000, which would suggest a total valuation for the company of $20m. We didn't get any independent valuation; we priced the shares on the basis of terms in our angel note SAFE round as well as other comparables in the market.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

If we raise the target amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to StartEngine and legal, accounting and related expenses) will be approximately $30,000. We plan to use these proceeds as follows:

- Approximately $20,000 will go to selling, general, and administration
- Approximately $10,000 will go to working capital, to buy inventory and materials for producing our motorbikes.

If we raise the Maximum Offering Amount of $999,999, we plan to use these proceeds as follows:

- Approximately $700,000 will go to selling, general, and administration
- Approximately $200,000 will go to working capital, to buy inventory and materials for producing our motorbikes.

We may change the intended use of proceeds if our directors believe it is in the best interests of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.mondaymotorbikes.com/AnnualReport

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit C to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

Dr. Nathan Jauvtis Engineering
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2015 and 2014

DR. NATHAN JAUVTIS ENGINEERING

TABLE OF CONTENTS

To the Board of Directors of
Dr. Nathan Jauvtis Engineering
El Dorado Hills, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Dr. Nathan Jauvtis Engineering (a California corporation), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 24, 2017

Jauvtis Engineering, Inc.
Balance Sheets (Unaudited)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 211,048	$ 13,976
Inventory	88,098	-
Total Current Assets	299,146	13,976
Patents	23,064	20,590
TOTAL ASSETS	$ 322,210	$ 34,566
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 9,468	$ 3,681
Customer deposits	240,987	-
Total Liabilities	250,455	3,681
Stockholders' Equity:		
Common Stock, no par, 10,000 shares authorized, 10,000 shares issued and outstanding as of each December 31, 2015 and 2014.	-	-
Additional paid-in capital	202,653	107,653
Accumulated deficit	(130,898)	(76,768)
Total Stockholders' Equity	71,755	30,885
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 322,210	$ 34,566

Jauvtis Engineering, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Consulting revenues	$ 3,451	$ -
Gross Profit	3,451	-
Operating Expenses:		
General & administrative	55,823	54,446
Research & development	1,758	14,858
Total Operating Expenses	57,581	69,304
Loss from operations	(54,130)	(69,304)
Provision for Income Taxes	-	-
Net Loss	$ (54,130)	$ (69,304)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Jauvtis Engineering, Inc.
Statements of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2015 and 2014

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2013	10,000	$ -	$ 93,277	$ (7,464)	$ 85,813
Capital contributions	-	-	14,376	-	14,376
Net loss	-	-	-	(69,304)	(69,304)
Balance at December 31, 2014	10,000	-	107,653	(76,768)	30,885
Capital contributions	-	-	95,000	-	95,000
Net loss	-	-	-	(54,130)	(54,130)
Balance at December 31, 2015	10,000	$ -	$ 202,653	$ (130,898)	$ 71,755

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Jauvtis Engineering, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss	$ (54,130)	$ (69,304)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	6,848
(Increase)/Decrease in inventory	(88,098)	-
Increase/(Decrease) in accounts payable	5,787	14,709
Increase/(Decrease) in customer deposits	240,987	-
Net Cash Provided By (Used In) Operating Activities	104,546	(47,747)
Cash Flows From Investing Activities		
Patent costs	(2,474)	(8,101)
Net Cash Used In Investing Activities	(2,474)	(8,101)
Cash Flows From Financing Activities		
Capital contributions, net	95,000	14,376
Net Cash Provided By Financing Activities	95,000	14,376
Net Change In Cash	197,072	(41,472)
Cash at Beginning of Period	13,976	55,448
Cash at End of Period	$ 211,048	$ 13,976

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Dr. Nathan Jauvtis Engineering (the "Company"), is a corporation organized February 14, 2013 under the laws of California. In September 2016, the Company merged with a newly formed Delaware corporation, effectively transferring the Company to the surviving Delaware corporation, Jauvtis Engineering, Inc. The Company does business as Monday Motorbikes and develops electric motorbikes for sale.

As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated product sales revenues or profits since inception, and has sustained net losses of $54,130 and $69,304 for the years ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015 or 2014.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balance as of December 31, 2015 consists of raw materials and sub-assemblies; no finished product was held as of December 31, 2015.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment was held as of December 31, 2015 or 2014.

The costs of patents are capitalized and amortized using the straight-line method over the estimated remaining lives of the patents from the date the patents are granted. These costs are primarily legal fees and filing fees related to the patent filings. The Company performs a continuous evaluation of the carrying value and remaining amortization periods of these costs. In the event future expected benefit to be derived from any patents are less than their carrying value, the related costs would be expensed at that time.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company conducted a campaign on Indiegogo to pre-sell the product it is developing, and continued to pre-sell the product on its own website after completion of the Indiegogo campaign. No pre-sale orders have been fulfilled as of December 31, 2015, so all proceeds have been recorded as customer deposits on the balance sheet as of December 31, 2015, in the amount of $240,987. These customer deposits will be recognized to revenues upon completion of the revenue recognition process, which includes delivery of the product.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,758 and $14,858 for the years ended December 31, 2015 and 2014, respectively.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has no uncertain tax positions as of December 31, 2015 or 2014.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company authorized 10,000 shares of no par common stock. As of December 31, 2015 and 2014, the Company was owned 100% by its founder. The founder contributed $95,000 and $14,376 to the Company during the years ended December 31, 2015 and 2014, respectively.

Subsequent to December 31, 2015, in conjunction with the merger described in Note 6, Jauvtis Engineering, Inc (the surviving Delaware corporation) authorized 15,000,000 shares of $0.00001 par common stock and reserved 1,894,000 shares of such common stock for issuance under its 2016 Stock Plan. As described in Note 6, in September 2016 and after the merger, the Company issued 8,106,000 shares of common stock, 1,404,000 restricted stock purchase rights under the 2016 Stock Plan, and raised $445,000 through the issuance of SAFE Agreements.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

In September 2016, the Company completed a merger transaction whereby the Company was merged into and survived by a newly formed Delaware corporation, Jauvtis Engineering, Inc. Jauvtis Engineering, Inc. authorized 15,000,000 shares of $0.00001 par common stock and reserved 1,894,000 shares of such common stock for issuance under its 2016 Stock Plan.

In September 2016 and after the merger, the Company issued 8,106,000 shares of common stock to its two officers at $0.00001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

In September 2016 and after the merger, the Company issued 1,404,000 restricted stock purchase rights under the 2016 Stock Plan, with exercise prices of $0.00001 per share. These restricted stock purchase rights are subject to vesting terms ranging from immediate to four years, contingent upon continuous service with the Company, and provide the Company the right to repurchase unvested shares at the original purchase price.

During 2016, the Company issued various simple agreements for future equity (SAFE Agreements) to investors for a total of $445,000. The SAFE agreements convert to the Company's equity upon a future equity financing of preferred stock at a conversion rate equal to a 20% discount to the share pricing in the triggering equity event or the price implied by a $15,000,000-$16,500,000 valuation (varies by agreement) on the Company's capitalization (as defined in the agreements), whichever results in the greater number of shares. If there is a liquidity event prior to expiration or termination of the agreements, investors are entitled to either a cash payment of the original purchase price of the SAFE Agreement or the number of shares equal to the purchase price of the SAFE agreement divided by the liquidity price. In the case of a dissolution event, the SAFE agreement holders are entitled to certain liquidity preferences to the Company's stockholders.

The Company has evaluated subsequent events through January 24, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY’S BUSINESS FROM STARTENGINE WEBSITE

This offering is not live or open to the public at this moment.

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Monday Motorbikes

The World's First Crossover Electric Motorbike

Small OPO · Brisbane,, CA · Transportation

0% funded with 123 days left

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Invest in Monday Motorbikes

Stylish Urban Transport, Electrified

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Monday Motorbikes introduces aspiring riders to the thrill of two-wheels on the world's most stylish electric motorbike designed for urban transport.



Monday's first product, the M1, is simple and easy to ride, while providing the power, style and attitude of a motorcycle.

One in ten Americans — 32 million people — want to ride motorcycles, but most of them never do. They're coming to Monday Motorbikes. Over 40% of Monday's riders have never ridden a motorcycle before. On an M1, these people

get their first taste of the thrill of riding.

The Monday Motorbikes team is full of passionate motorcycle riders. Ride experience is at the heart of the design process. Monday set out to make a motorbike that was exciting to ride, but also one that anybody can ride. The M1 is simple to use and doesn't need clutch or gears — just twist the throttle and go.

Invest in us and join the motorbike revolution.

INVEST
$2.00 / share

PERKS
Silver Level: Up to $500 — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes t-shirt.

Gold Level: $500 to $1,999 — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) and a custom Monday Motorbikes backpack.



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"Perfectly suited for city riding. I love that it's quick and easy to learn."

- Nicholas Reiter

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Our Revolutionary M1





40 mile range

Patented drivetrain

Patented Lithium ion battery

Regenerative braking

Bluetooth connection planned for 2017

No license required in most U.S. States

Ride virtually anywhere a bicycle or motorcycle can


M1
Technical Specifications
Total Weight
Battery Weight
Range
Speed





"The M1 is just what I was looking for has all the power to handle the terrain of a challenging city like San Francisco. The M1 is the fastest way to get point to point in the city while costing a fraction of what a motorcycle costs to operate, and turning heads in the process."

- Jordan A.







Press

Think of it as a two wheeled Tesla. Better yet: Stop comparing it to ridiculous things and go for a ride already.

GQ

The bike looks like something out of "Mad Max," and was one of CNNMoney producer Jack Regan's CES favorites.

CNN Tech

Its electric motor is zippy enough to pleasantly surprise you the first time you open the throttle. engadget

Engadget

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The M1 Features Cutting Edge Technology with Classic Styling





Monday Motorbikes smart dash is the brain of the M1 and will house the connected technologies. **The M1 is password-protected and displays speed, battery life, and other stats.** This year, we plan on rolling out a smartphone app with bluetooth connectivity for navigation, GPS tracking for theft prevention, and other features. Monday is designing a **cloud-connected platform** that will become the launchpad for new service packages, capable of supporting remote bike diagnostics, fleet management tools, peer-to-peer sharing, and more. As Monday grows, these services become increasingly important to the business model.



At each step of the design process engineering tradeoffs were thoughtfully approached. While many electric two-wheelers use a hub motor, **Monday pulled the motor out of the wheel and relocated it in the center** of the M1. This reduces the "unsprung mass" (weight that moves up an down over bumps), which results in a smoother ride. It also enables easier maintenance and customization.



Batteries are the most expensive component on any electric vehicle, but battery technology is rapidly improving. Over the last 4 years, **battery costs have dropped by 65%**, according to McKinsey. This means that the price of Monday's most expensive component has been falling rapidly allowing the creation of more affordable products and improving margins.

Monday Motorbikes builds their batteries from the cellular level, just like Tesla. Monday uses Lithium Iron Phosphate 26650 battery cells configured in one of the most energy-dense



MOnday Motorbikes patented batteries and theft deterrent battery release mechanism help set the M1 apart. The quick release mechanism **allows riders to swap their batteries in less time than it takes to fill a gallon of gasoline.**

Now owners who live in the city and don't have a garage, can lock their M1 outside and charge their batteries inside on any standard 110v or 220v outlet.



The M1's patented drive train allows for seamless **transition between motor-drive and pedal-drive.**

With regenerative braking, riders charge their batteries every time they slow down, allowing them to ride farther on every charge.



The M1 has two operating modes - Economy Mode and Sport Mode.

In our Economy Mode the power output is limited to 750 watts and the speed to 20 mph. In Economy Mode the M1 meets federal electric bicycle regulations, and those in most U.S. States.

In Sport Mode **we unleash 5500 watts of power and riders can reach speeds upwards of 40 mph.**

Sport Mode is recommended for off-road use only, unless the M1 is registered and the rider is

packages available today. Because Monday builds their battery packs at the Monday Motorbikes Labs, **the latest cell tech can be implemented, allowing Monday to iterate at the speed of cell innovation.** This drives lower costs, higher power, and increased range.

licensed.

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Built for the Urban Commuter

The award-winning design was inspired by the mopeds and cafe racers of the 1960s and 70s. Most importantly the M1 was engineered to solve real problems felt in cities around the world. Face it: getting around in a city can be a challenge. The problem is that most trips are short, and existing options just don't cut it.

- **Cars** are expensive / hard to park / stuck in traffic
- **Busses** are slow / unreliable / stuck in traffic
- **Motorcycles** are heavy / require a special license
- **Bicycles** are exhausting / range-limited / slow


TATTOOS

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Monday Motorbikes solves these problems in a way that makes M1 riders look forward to getting around in their city. Whether it is a trip to work, to get a burrito across town, or just going for a ride, the M1 turns any trip into a joyride. Best of all, the M1 cuts through traffic and can be ridden and parked almost anywhere a bicycle can.

The Big and Growing Urban Transport Market

From motorcycles to ride shares and e-bikes, **Monday is attacking a $300B global market.** And the market for electric vehicles is **growing at 60% a year** (McKinsey).



We extend the motorcycle market to reach a $311B Total Addressable Market
Today, 60% of M1 riders fall within the motorcycle market
40% of M1 riders are using it to replace other modes
$80B
Motorcycles
$20B
Mopeds
+
$60B
Mass Transit
(US)
$100B
Automobiles
(1% of $10T)
$20B
Car
Sharing
$35B
Local
Delivery
$16
B
e-Bikes
TAM: $311B

Driving Sales Through e-Commerce and Dealers

Monday Motorbikes sells direct to consumer, through a growing dealer network, and is developing a business to business sales channel. The majority of Monday's direct to consumer sales are online sales through www.mondaymotorbikes.com. As Monday Motorbikes expands, it is anticipated that a **substantial dealer network** will be built to demonstrate, sell and maintain the M1. Monday also looks forward to providing businesses with **fleets of motorbikes.** It is expected that the vast majority of sales will be direct to consumer and through our dealer network.

Over the Last 6 Years, We Have Gained Impressive Traction

Jan '10



Electric Motorbike Conception

It begins!

Sept '10



Generation 1

Proof of concept is created.

Sept '12



Generation 3

Battery and motor-sizing and selection

Aug '13

Full Time Development Begins

Here we go!

Jun '14



Generation 4

Embedded system design and implementation.

Oct '14



Generation 5

We refine aesthetic and material selection.

Jan '15



First Strategic Partnership

Wind River partnership established to develop cloud connectivity.

Mar '15

Second Strategic Partnership

Intel partnership established with IoT groups

Nov '15

Featured in GQ!

#1 spot in "Best Stuff of the Year."

Jan '16



Generation 6

First customer ship of Production M1

Aug '16

Facility Expansion

Doubled facility size with dedicated production line.

Jan '17

Record Website Visits!

5 continents, 1 countries, 330,0 visitors

May '17

Launch Cloud Connectivity

Bluetooth and 3G connectivity with remote data server and r

Aug '17

Mass Production Begins

$1M in total revenue; 250 units sold

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In the Next 5 Years, We Will Continue to Scale and Disrupt

Over the next 5 years, Monday Motorbikes will utilize offshore manufacturing assistance, **increasing production to over 100,000 units and improving margins by 2-fold.** Over time, the focus will be on enhancing global distribution while maximizing production output in order to deliver and disrupt current markets.

Monday Motorbikes' electric motorbikes are disruptive and solve real problems in big markets.

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We Will Use Your Money to Grow Our Business

	If target offering amount sold	*If maximum offering sold*
Total Proceeds	$52,500	$999,999
Expenses		
(A) Professional Fees	$25,000	$50,000
(B) Commissions	$2,500	$49,999
Net Proceeds	$30,000	$900,000
Use of Proceeds		
(A) Selling, General, and Administration	$20,000	$700,000
(B) Working Capital	$10,000	$200,000

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The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Invest in Our Company

Dear Prospective Investor,



We make urban transportation fun and convenient, and get people where they're going while looking their very best. We want people to look forward to their commutes because they're riding the M1. Monday is the future of urban transportation. We make it quicker, easier, and more enjoyable to get around the city, and our bikes reduce traffic and pollution. In the words of a customer, "the M1 gives me time and money back."

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We love that we give our customers time and money back. But to us, that's table stakes. We know that to win we also have to be more fun and stylish than anyone else on the road.

We have big plans for the future. We are going to make urban transportation clean, fast, fun, and cost effective. The cost of batteries is falling and global capacity for production is rising. The future of transportation is electric. On two wheels we plan to get there faster than anyone else, and arrive style.

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Best,
Josh Rasmussen, CEO

Meet the Founders




MONDAY
MOTORBIKES

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Dr. Nathan Jauvtis

Co-Founder and Chief Scientist

Founder Nathan Jauvtis has a PhD in Mechanical Engineering and has always had a passion for reducing our environmental impact, including founding non-profit A-Day-Without-Driving, a grassroots movement dedicated to educating the world about how we can decrease our carbon footprint. His passion for the environment has been one of the driving forces to create Monday Motorbikes. As part of the core team at Zero Motorcycles, his contributions led to the production scale of their flagship X-model.

Josh Rasmussen

Co-Founder and CEO

Co-founder Josh Rasmussen moved to San Francisco in 2008 and has been riding motorcycles ever since. His passion for technology and hardware combines with experience in managing sales teams for legal technology firms and auto dealer leaders, Dodge and Chevrolet. Josh has strategically deployed teams to scale sales operations across major territories in the US. His expertise completes the foundation of Monday Motorbikes' core team, bringing together business development, production, and innovation.

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And the Rest of the Team



Sarah Rizk

COO

Sarah@mondaymotorbikes.com



Nick Nieminen

Director of Product Design and Engineering

Nick@mondaymotorbikes.com



Charlie Schock

Business Development & Sales

Charlie@mondaymotorbikes.com



Alex Ibrahim

Mechanical and Production Engineer

Alex@mondaymotorbikes.com



Nic Howery

Head of Business Development and Sales

Nhowery@mondaymotorbikes.com



James Hollis

Embedded Systems Architect

James@mondaymotorbikes.com

Offering Summary

Monday Motorbikes designs, produces, and sells electric motorbikes for urban transportation.

Further information about the company and its business appears on the company's profile page on StartEngine.com and as Exhibit A to the Form C of which this Offering Memorandum forms a part.

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 2. References to "we," "us," "our," or the "Company" mean Jauvtis Engineering.

Our Company

Jauvtis Engineering, Inc. ("Monday Motorbikes" or the "Company"), is a Delaware corporation that designs, produces, and sells electric motorbikes for urban transportation.

The Offering

Securities Offered	Maximum 709,200 shares of common stock ($1,000,000.00)
Total Common Stock outstanding before the Offering	1,000,000
Common Stock outstanding after the Offering	500,000
Use of Proceeds	The net proceeds of this offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Perks*

*All perks are individual, not inclusive of previous perks. You only get one perk reward matching your investment level.

Silver Level: Up to $500 — Exclusive shareholder M1 pricing. $500 dollar credit towards M1 purchases made during the campaign. Exclusive Monday Motorbikes shirt.

Gold Level: $500 to $1,999 — Silver perks plus a private invitation for you plus one guest to visit our company in San Francisco, ride the M1, meet the Founders and test our future prototypes.

Platinum Level: $2,000 — Gold perks plus an additional $500 credit towards an M1 purchase ($1,000 total off) and a custom Monday Motorbikes backpack.

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Notes

- Shipping rates collected on dispatch
- Items will be shipped when they are ready for the market

The Company will not incur any irregular use of proceeds.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investm
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the r
and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

No available updates at this time. Follow Monday Motorbikes to get notified of future updates!

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IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

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Exhibit D to Form C

FADE IN:

EXT. OPEN PAVED SPACE WITH A VIEW - DAWN

Nate Rides an M-1 into frame. The third cut involves him stopping in frame and taking off his helmet. The camera slowly approaches him. Once the helmet comes off he looks to the camera which now has framing approximate to interview style. He slowly gets off the bike and walks while giving his line.

NATE

Hi, I'm Dr. Nathan Jauvtis, Founder and Chief Scientist at Monday Motorbikes. At Monday Motorbikes, we make the world's most stylish electric motorbike for urban transportation, perfect for aspiring two-wheel riders.
As a motorcycle rider, I set out to solve my own challenges of commuting in a city where public transit and parking was unreliable and time consuming.I engineered and designed an electric motorbike inspired by the café racers and mopeds of the 1960s & 70s. I made sure to integrate advanced technology features such as regenerative braking, Bluetooth connectivity and patented removable batteries. 6 generations and 7 years later, I am proud to introduce the Monday Motorbikes' M1:

Possible cut-away shots to integrate into the dialog above:

- Solo glamour shot of the M-1 (dolly or gimbal)
- Generational glamor shots (bikes from the lobby)
- Dash/instrument boot up
- Battery removal
- Brake lights

JOSH zips behind NATE with a lady passenger on his bike (alternatively, a female rider enters the shot on an M1). NATE turns to look at him. Scene cuts to a shot that is leading CHEF or JOSH as he rides. NATE gets back on his bike and follows. JOSH'S passenger is smiling in excitement the whole time. Lower thirds pop up as JOSH starts his lines.

JOSH

The M1 is a fully electric motorbikes that only costs .21 cents to charge, and has a range of up to 40 miles. We engineered our motorbike to be an everyday commuter that doesn't require a license or registration. Plus, there's no gears or a clutch so anyone can ride. It fits two people and has enough power to climb any hill. It's the ultimate urban transporter.

Nate accelerates past Josh. Female rider (Sara?) passes after Nate. Josh follows and accelerates past the camera.

Scene cut to the Monday HQ overlooking the view to brisbane. Nates bike is already parked. Sara and Josh park next to Nate's bike. Sara gets off and walks past camera. Josh get's off bike they do so the camera pans to the entrance and begins moves into the entrance. Josh begins his line as he enters.

Josh

Monday Motorbikes has leveraged founder funding, a successful Indiegogo campaign and seed capital to sell an initial run of our motorbikes. We've received great press coverage (grabs and shows off magazines) and been issued several patents (grabs and shows off stack of papers in manila folder).

(walking through production line) We're already producing the M1 and because of its popularity, we are back ordered through most of 2017
That is where you, our future investors come in.

Josh finishes his line by the battery bench. The camera pans right and resolves on Nate. As Nate delivers he slowly walks toward the line of bikes in the back of the shop. Josh is walking next to him.

NATE

We've got serious momentum. We've sold over 150% of our initial target run, but we need a much larger production line and customer support team to keep up with the demand. Monday Motorbikes is proud to offer you the opportunity to become an owner in the company providing next generation of urban transport on the world's most stylish electric motorbike.
So hop on, and join the two wheeled revolution!

As Nate gives the call to action, the camera slowly pulls to show the whole shop in it's glory.

Image fades to black as logo fades up.

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